Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months April 2, 2011	Fiscal Year Ended
		January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
(dollars in millions)

Fixed charges:
Interest expense, prior to amounts capitalized	$68	$250	$299	$314	$324	$310
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	3	(2)	1	2	(9)	—
Portions of rental expense representing interest	15	51	50	48	45	41
Less: interest expense related to the early redemption of long-term debt	—	—	(35)	—	(5)	—

Total fixed charges (B)	$86	$299	$315	$364	$355	$351

Earnings before income taxes	$505	$1,743	$1,684	$1,632	$1,548	$1,472
Fixed charges	86	299	315	364	355	351
Interest on uncertain tax positions included in pre-tax income	(3)	2	(1)	(2)	9	—
Amortization of capitalized interest	1	6	6	5	6	5
Less: interest capitalized	(1)	(2)	(3)	(5)	(5)	(3)

Earnings before income taxes and fixed charges (A)	$588	$2,048	$2,001	$1,994	$1,913	$1,825

Ratio of earnings to fixed charges (A/B)	6.8	6.8	6.4	5.5	5.4	5.2